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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                     Electrochemical Industries (1952) Ltd.
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Yes X    No
           ---      ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes      No  X
           ---      ---

        The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                      Item                          Filing/Distribution Date
---------------------------------------------    -------------------------------
1. Immediate Report filed with the Tel-Aviv
    Stock Exchange                                    November 25, 2002


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                                     ITEM 1


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                                                         Date: November 25, 2002

Messrs.                        Messrs.                    Messers.
Securities Authority           Tel Aviv Stock Exchange    Registrar of Companies
22 Kanfei Nesharim Street      54 Echad Ha'am Street      97 Jaffa Street
Jerusalem 95464                Tel Aviv                   Jerusalem
---------------                --------                   ---------


            RE: IMMEDIATE REPORT REGARDING THE CONVENING OF A MEETING
                -----------------------------------------------------
                      OF BONDHOLDERS OF SERIES 3, 4, AND 5.
                      -------------------------------------

The Company hereby announces the convening of meetings of marketable bondholders of Series 3, 4 and 5 (the three jointly hereinafter: "the bondholders") on Tuesday, December 17 2002 at 10:00 a.m. at the offices of Adv. J. Zaltzman & Co., 6 Hachilazon Street, 6 floor, Ramat Gan.

The following special resolutions will be brought before the bondholders:

1. On the two coming due dates for the three series (i.e: December 2002 which should be paid to the holders of series 3-4 adjusted principal amounts of a total of NIS 7,162 thousand and in March 2003 adjusted principal amounts of a total of NIS 5,694 thousand to the holders of series 5) the repayment will be made by the Company while making use at a rate of 77% of the amount of each principal payment, out of a deposit and bank guarantee, the balance of which on the date of this notice is a total amount of NIS 18,612 thousand (jointly - "the deposits") pledged to the bondholders, the balance remaining for payment in each of the said dates of payments (about 23%) will be paid from other sources of the Company.

     An interest will be added, on dates of the payments, to the amounts stated above, all this in accordance with the terms of each of the three series.

     Use will be made of the balance of the deposits on the additional dates of repayment (after March 2003), of each of the three series, at a rate of about one third of the balance of the deposit (until their full repayment) and the balance will be repaid out of the Company's other resources.

2. An interest, at a rate of 2% p.a. (and a proportional share for part of year), will be added to the balance of the amounts of the debt remaining for each of the three bond series, (i.e. starting January 1 2003 for series 3-4 and April 1, 2003 for series 5), until the end of the repayment period of each of the three series, in accordance with the terms of each of the three series, and this in addition to the linkage differentials (the rate) and the interest, as set forth in the terms of each of the three series, respectively.


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                                      - 2 -


3. To amend a copying error in clause 6 of the Amendment to the Trust Deed dated September 20, 2001, in which there appeared, relating only to the principal of the amounts of the bonds instead of the amount of repayment including interest, so that this clause 6 will be amended in such a way that instead of the total of 1 million dollars mentioned in it, it will have "1.44 million dollars" and instead of the amount of the guarantee of
     4.25 million dollars stated in it, it will be replaced by an amount of "3.81 million dollars".

4. To amend clause 6 of the Amendment to the Trust Deed dated September 20, 2001 to clarify that amounts of deposits will not be reduced due to taxes regarding to the sale of DPL's shares, and if such taxes, due to the above transaction, will apply, the Company will undertake their payments from its other sources.

5. To amend the trust deeds as required from the above resolutions, and in the version to be agreed between the trustees and the Company.

6. To empower the trustees to sign the amendment of the trust deed and every accompanying document and to take all measures required in order to realize the above resolutions.


Additional information regarding this notification is available in the company's offices, between Sunday to Thursday, during regular business hours, tel:
972-4-9851497.



                                         Yours sincerely,

                                         /s/ Yair Kohavi
                                         ---------------------------------------
                                         Yair Kohavi, Adv.
                                         Corporate Secretary



(*) - Translation from Hebrew

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                         By:       /s/ Yair Kohavi
                                            ------------------------------------
                                                   Yair Kohavi, Adv.
                                                  Corporate Secretary


Date:   November 25, 2002